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SEC Mail Processing Section

FEB 29 2012

Washington, DC 125

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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Park Hill Real Estate Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue, 15th Floor
(No. and Street)

New York (City) NY (State) 10154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David C. Figur (212) 583-5856
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 3/15

AFFIRMATION

I, David C. Figur, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to Park Hill Real Estate Group LLC, as of and for the year ended December 31, 2011, are true and correct.

David C. Figur
Chief Financial Officer

Subscribed to before me this
23rd day of February 2012

Notary Public

MARY ALLEN CONNALLY
Notary Public, State of New York
No. 01CO6037222
Qualified in New York County
Commission Expires 2/14/2014

PARK HILL REAL ESTATE GROUP LLC
(SEC I.D. No. 8-67222)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

File pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Park Hill Real Estate Group LLC
345 Park Avenue, 15th Floor
New York, NY 10154

We have audited the accompanying statement of financial condition of Park Hill Real Estate Group LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Park Hill Real Estate Group LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2012

PARK HILL REAL ESTATE GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash	$	12,976,636
Accounts receivable, net of allowance for doubtful accounts of $6,040,000		36,394,084
Interest receivable		767,317
Due from affiliates		827,268
Other assets		61,287
Deferred tax asset		148,258
TOTAL ASSETS	$	51,174,850
LIABILITIES & MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	451,217
Due to affiliates		1,278,166
Other liabilities		33,334
Total liabilities		1,762,717
MEMBER'S EQUITY		49,412,133
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	51,174,850

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Real Estate Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on September 2, 2005. Effective June 1, 2006, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is a single member limited liability company wholly owned by PHREG Holdings LLC ("PHREG Holdings"). PHREG Holdings LLC is owned by Park Hill Group Holdings LLC, a subsidiary of Blackstone Group L.P. ("Blackstone"), and various affiliated Blackstone holdings partnerships ("Holdings").

The Company is a placement agency raising capital primarily from institutional investors and high net worth individuals for interests in real estate private equity funds ("Funds") that are not publicly traded. The Company earns a fee primarily based upon a percentage of the capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients typically include a fee retainer and schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities—The carrying value of financial assets and liabilities, including cash, accounts receivable, interest receivable, due from affiliates, other assets, deferred tax asset, accounts payable and accrued expenses, due to affiliates and other liabilities, approximates their fair value because they are short-term in nature or are charged variable rates of interest.

Cash—Cash consists of cash held at one major U.S. financial institution.

Property and Equipment—Property and equipment consist of computer equipment and software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the computer equipment and software, generally 3 to 5 years. The cost of maintenance and repairs are charged to expenses as incurred.

Foreign Currency—The Company's statement of financial condition accounts denominated in foreign currencies are translated into U.S. Dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. Dollars on the respective dates of such transactions.

Revenue Recognition—Placement fees are generally recognized as earned upon acceptance by a fund of capital or capital commitments. The Company typically receives non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned, and are included in placement fees on the statement of income. All other income and expenses are recognized when earned and incurred, respectively.

The Company typically earns interest on outstanding placement fees receivable from the time the revenue is recognized. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2011, is reported on the accompanying statement of financial condition as interest receivable.

The Company is reimbursed by the Funds for reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided. Expenses that are directly related to such transactions and billable to clients are presented net on the statement of income. As of December 31, 2011, $869,409 of reimbursable expenses was outstanding and is reported on the accompanying statement of financial condition as accounts receivable.

Allowance for Doubtful Accounts—The Company performs periodic credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company. As of December 31, 2011, the Company determined that the allowance for doubtful accounts is $6,040,000.

Compensation and Benefits—Compensation includes salaries, bonuses (discretionary awards and guaranteed amounts) and the amortization of equity-based compensation as described below. Bonuses are accrued over the service period to which they relate. Benefits include both managing principals' and employees' benefit expense.

Prior to July 1, 2011, Compensation due to persons' who provide services to the Company, but are members of an affiliated entity, have been recorded as capital contributions into the Company. The compensation will be funded by or on behalf of the affiliated entities. Effective July 1, 2011, this compensation is no longer recorded as a capital contribution, but is part of the administrative services and expense agreement with Blackstone Administrative Services Partnership L.P. ("BASP").

Equity-Based Compensation— Compensation costs relating to the issuance of share-based awards to managing principals and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future service are expensed immediately.

Income Taxes—The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. PHREG Holdings, the tax paying entity, is not subject to federal income tax. No provision for federal income taxes has been made, as members are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PHREG Holdings may be liable for income taxes in certain states and/or local jurisdictions.

Deferred tax asset reflects the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for UBT purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. A summary of the tax effects of the temporary differences is as follows:

Deferred tax asset

Allowance for doubtful accounts	$ 152,933
Unrealized loss on foreign currency	(4,675)
Total deferred tax asset	$ 148,258

During 2009 the Company adopted the applicable provisions of Accounting Standards Codification 740-10, *Income Taxes* ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has no material unrecognized tax benefits.

3. RELATED PARTY TRANSACTIONS

Due From / To Affiliates—Pursuant to administrative services and expense agreements between the Company and both BASP and Park Hill Group LLC ("PHG"), both affiliates, the Company must reimburse BASP and PHG for any direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. As of December 31, 2011, the Company had a balance due from BASP of $654,121 due to a prepayment and a balance due to PHG of $117,196.

The Company also has a service agreement with Blackstone Group International Partners LLP ("BGIP"), a UK affiliate of Blackstone. This affiliate provides marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed through the Financial Services Authority. The fee for such services is cost plus 15%. As of December 31, 2011, the balance due from BGIP is $64,568 due to a prepayment.

The Company has financed certain foreign currency balances with Blackstone Holdings Finance Co. L.L.C. ("FINCO") to mitigate foreign currency risk. As of December 31, 2011, the Company has a net balance due from FINCO of $57,281.

From time to time, the Company and various affiliated entities incur costs on each others' behalf. As of December 31, 2011, there is a balance due from various entities of $51,298 and a balance due to various entities of $1,160,970.

Placement Fees— The Company earned placement fee and interest income from various affiliates of Blackstone. As of December 31, 2011, the remaining balance due from various affiliates of Blackstone of $4,756,671 is included in accounts receivable and interest receivable on the statement of financial condition.

4. PROPERTY AND EQUIPMENT

As of December 31, 2011, property and equipment consist of the following:

Asset	Carrying Value
Computer equipment and software	$ 1,056
Less accumulated depreciation	(1,056)
	$ -

5. COMMITMENTS AND CONTINGENCIES

Litigation—In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2011.

Contingencies – The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is not known. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

6. CONCENTRATION OF CREDIT RISK

The Company had four clients account for approximately 57% of its accounts receivable at December 31, 2011.

7. MEMBER'S EQUITY

For the year ended December 31, 2011, capital contributions were as follows –

Compensation (See note 2)	$1,905,104
Equity based awards	906,010
	$2,811,114

During the year Ended December 31, 2011, the Company made equity distributions of $7,750,000.

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital. During 2011, the Company elected to adopt the Alternative Standard which defines minimum net capital as $250,000 or 2% of aggregate debit items computed in accordance with the Reserve Requirement, whichever is greater. At December 31, 2011, the Company had net capital of $11,213,919 which was in excess of its statutory requirements by $10,913,919.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

9. SUBSEQUENT EVENTS

The Company has evaluated the impact of subsequent events through the date the financial statements were available to be issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2012

Park Hill Real Estate Group LLC
345 Park Avenue, 15th Floor
New York, NY 10154

In planning and performing our audit of the financial statements of Park Hill Real Estate Group LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 23, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP